Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Vasogen Inc. 2505 Meadowvale Boulevard Mississauga, ON L5N 5S2

Item 2	Date of Material Change

Monday, April 14, 2008

Item 3	News Release

A press release with respect to the material change described herein was issued on April 14, 2008, via Canada NewsWire and filed on SEDAR.

Item 4	Summary of Material Change

Implementation of Strategic Restructuring Plan

Item 5
Full Description of Material Change

The Company announced that it has implemented a strategic restructuring plan to significantly reduce its cash burn rate and focus its efforts on opportunities that the Board and management believe are most likely to provide long-term shareholder value.  This plan re-focuses Vasogen’s resources on the development of its VP series of drugs while the Company seeks alternatives to fund further development of the Celacade™ System, the Company’s technology for the treatment of chronic heart failure.  As a result of this restructuring, which reduces Vasogen’s work force by approximately 85%, the Company expects to have approximately two years of cash resources.

As previously reported, Vasogen has encountered significant delays with the FDA regarding the design of ACCAIM II, a clinical trial to support an application for U.S. market approval of Celacade for the treatment of patients with NYHA Class II heart failure.  Given these delays, Vasogen’s current lack of access to capital, and the uncertainty surrounding the FDA’s continued opposition to a relatively small trial utilizing a Bayesian statistical design, the Company has placed on hold plans to fund ACCLAIM II.  The Company will, however, continue to work with the FDA towards finalizing the design of ACCLAIM II, and will evaluate potential strategic alternatives to fund such a study.  In addition, subsequent to the recent receipt of a much lower than anticipated revenue forecast for Celacade from its European marketing partner, Grupo Ferrer, Vasogen plans to discontinue operational and financial support for European commercialization and is exploring alternative strategies with Ferrer.  Ferrer’s sales forecast was impacted by the uncertainty surrounding ACCLAIM II.

The Company will incur cash expenditures of approximately $2.6 million during the second quarter related to the restructuring. Vasogen has also retained JMP Securities to assist it in exploring other potential strategic alternatives with the goal of enhancing shareholder value.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

For further information contact Glenn Neumann, Investor Relations of Vasogen Inc. at (905) 817-2004.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 15th day of April, 2008.